Hacking Labs



ANNUAL REPORT

46 Digital Dr., STE. 2

Novato, CA 94949

(530) 324-2007

https://www.veercycle.com/

This Annual Report is dated May 2, 2022.

BUSINESS

VEER builds next-gen drivetrains for the future of local transportation.

Our Carbon fiber transmissions boost the durability, performance, range, and affordability of light electric vehicles like eBikes, eScooters, and eMotorcycles. This increases ridership and lets cities move on from cars for local transit.

We sell direct to consumers over the internet, through partner retailers, to distributors, and to OE manufacturers. We have manufacturing partners in Taiwan and prototyping, manufacturing, and QC capability in the San Francisco Bay Area.

Our target customers are people who want to be healthier and live sustainably, but are annoyed or intimidated by bikes and light vehicles. OEMs in the eBike, eMotorcycle, eScooter, and other micro-mobility sectors are also our target customers.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $415,000.00

Number of Securities Sold: 275,000

Use of proceeds: Operations, R&D, Payroll, Inventory

Date: April 15, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $116,000.00

Number of Securities Sold: 535,000

Use of proceeds: Operations, Payroll, Inventory, Marketing

Date: July 20, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $105,000.00

Use of proceeds: Operations, Payroll, R&D, Inventory

Date: December 14, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,000,000

Use of proceeds: Founder Shares

Date: April 15, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 315,000

Use of proceeds: Advising and board compensation from Colin Hacking

Date: January 31, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue increased to $238,140 from $107,664 due to increased sales to OEM eBike manufacturers.

Cost of sales increased due to increased revenue and production for OEM orders.

Gross margins decreased to 41% due to increased wholesale activity pushing down average sale price.

Expenses increased, primarily due to cost of raising funds on startengine, and increased payroll.

Historical results and cash flows are not representative of what investors should expect in the future due to substantial growth in this business and sector.

In the past two years, the most cashflow intensive parts of the business were Payroll and R&D. Payroll will continue to be cashflow intensive, but sales and marketing costs will become a much larger portion of expenses.

Previously, the needed cash was generated through sale of equity and revenue. In the future, we expect this to be primarily through sales. With several product launches and new B2B partnerships coming online, cashflow should increase significantly in 2022 and 2023.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $76,606.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Small Business Administration

Amount Owed: $12,500.00

Interest Rate: 3.75%

Maturity Date: July 01, 2051

Creditor: Christopher Hacking

Amount Owed: $75,000.00

Interest Rate: 5.0%

Maturity Date: December 14, 2022

Convertible Note with a 10% discount and no cap

Creditor: Colin Hacking

Amount Owed: $30,000.00

Interest Rate: 5.0%

Maturity Date: November 24, 2022

Convertible Note, 10% discount, uncapped

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean Hacking

Sean Hacking's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: July 28, 2016 - Present

Responsibilities: Ultimately responsible for making managerial decisions at the highest level. Compensation: $0 salary, 6M founder shares

Position: President of the Board

Dates of Service: July 28, 2016 - Present

Responsibilities: Preside over board meetings, $0 compensation

Position: Secretary of the Board

Dates of Service: July 28, 2016 - Present

Responsibilities: Record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safe keeping of all official contracts and records of the organization and publish notices of scheduled meetings as required in these Bylaws.

Name: Daniel Hacking

Daniel Hacking's current primary role is with Rick's Energy Solutions. Daniel Hacking currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer of the Board

Dates of Service: July 28, 2016 - Present

Responsibilities: The custodian of the funds, securities, and financial records of the association.

Other business experience in the past three years:

Employer: Hacking Labs

Title: Lead Mechanic

Dates of Service: June 01, 2018 - April 01, 2019

Responsibilities: Build machines and bikes to test drivetrain components, evaluate new drivetrain components for performance

Other business experience in the past three years:

Employer: Rick's Energy Solutions

Title: Title 24 Building Analyst

Dates of Service: July 01, 2019 - Present

Responsibilities: Evaluate building projects for compliance with California Title 24 efficiency laws.

Name: Colin Hacking

Colin Hacking's current primary role is with Retired. Colin Hacking currently services Board meetings only hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: July 28, 2016 - Present

Responsibilities: heads the board of directors, provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions and sets the tone for the corporate culture of the company. Compensation for advising and board leadership totaled 315,000 shares

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sean Hacking

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 57.14

Title of class: Common Stock

Stockholder Name: Colin Hacking

Amount and nature of Beneficial ownership: 3,085,000

Percent of class: 29.38

Title of class: Non-Voting Common Stock

Stockholder Name: Colin Hacking

Amount and nature of Beneficial ownership: 315,000

Percent of class: 7

RELATED PARTY TRANSACTIONS

Name of Entity: Colin Hacking

Relationship to Company: Director

Nature / amount of interest in the transaction: Investment in Convertible Note of $30,000

Material Terms: 5% interest, maturity Nov 14 2022, 10% discount, uncapped

Name of Entity: Christopher Hacking

Relationship to Company: Family member

Nature / amount of interest in the transaction: Investment in Convertible Note of $75,000

Material Terms: Maturity Dec 2022, 5% interest rate, 10% discount, uncapped

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,671,875 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,500,000 with a total of 9,285,000 outstanding.

Voting Rights

Each outstanding share shall be entitled to one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 4,500,000 with a total of 2,500,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis (2,500,000) includes 1,233,300 shares issued and 1,266,700 shares to be issued pursuant to outstanding stock options.

Convertible Note

The security will convert into Common or preferred depending on qualified financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $105,000.00

Maturity Date: November 25, 2022

Interest Rate: 5.0%

Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing, voluntary conversion, change of control

Material Rights

Investor may elect to (i) covert the outstanding principal amount of this Note and all accrued and unpaid interest

on this Note, along with the other Notes, into fully paid and nonassessable shares of the Company's non-voting

Common Stock at a price per share equal to the Conversion Price; or (ii) receive payment from the Company

of 120% of the total outstanding principal amount.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transmissions products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Split Belt Shift transmission. Delays or cost overruns in the development of our Split Belt Shift transmission, and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there may be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by another existing business. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is less likely.

COVID-19 Could Negatively Impact Our Supply Chain and Ability to Acquire New Customers

COVID-19 has negatively impacted supply chains and production times around the world. It may impact our ability to deliver products on time, as well as our ability to acquire new customers at events, trade shows, and customer meetings.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Hacking Labs

By   /s/ *Sean Hacking*

    Name: <u>Hacking Labs</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Veer
Profit and Loss Accrual
January 2020 - December 2021

	Jan - Dec 2020	Jan - Dec 2021
Income		
Discounts/Refunds Given	(30,824)	(11,322)
PayPal Sales	0	41,158
Sales of Product Income	83,373	165,370
Sales of Product Income Special Order	52,645	
Shipping Income	1,470	143
Shopify, Customer Paid CC	1,000	42,786
Uncategorized Income		4
Total Income	**107,664**	**238,140**
Cost of Goods Sold		
Cost of Goods Sold	51,788	148,249
Inventory Shrinkage		0
Shipping	4,288	8,751
Total Cost of Goods Sold	**56,075**	**157,001**
Gross Profit	**51,589**	**81,139**
Expenses		
Advertising/Promotional +		
Advertising Expenses	209	22,101
Advertising Tradeshow expenses		1,508
Facebook Advertising/Promotional	10,924	228,298
Total Advertising/Promotional +	**11,133**	**251,907**
Bank Charges & Fees	669	1,680
Car & Truck		421
Clearing Accounts Total +		
Clearing Amazon Amex Exp		0
Total Clearing Accounts Total +	**0**	**0**
Contractors	26,476	18,051
Contractors - GUSTO	0	
Finance Costs	173	804
Insurance	3,954	9,159
Interest Paid	4,021	5,273
Legal & Professional Services +		
Accounting Fees		8,709
Legal & Prof Fees - Other	8,390	12,337

Total Legal & Professional Services +	**8,390**	**21,046**
Meals & Entertainment	387	2,335
Membership Dues/Fees		362
Office General Expense		2,401
Office Supplies	3,580	8,989
Online Subscription		4,206
Other Business Expenses	1,006	(51)
PayPal Fees	1,070	1,686
PayPal Interest		922
Payroll Expenses +		
Payroll Reimbursements- GUSTO REM		2,638
Payroll Service Fees - GUSTO FEE		2,618
Payroll Taxes & Insurance - GUSTO TAX	5,339	60,717
Payroll Wages - GUSTO NET	45,690	143,122
Total Payroll Expenses +	**51,029**	**209,095**
Postage & Shipping Materials	(89)	734
Product Testing Expenses		151
Reimbursable Expenses	618	
Rent & Lease	32,900	33,000
Repairs & Maintenance	84	119
Shipping & Shopify Combined Fees	13,461	7,872
Supplies & Materials +	2,073	2,570
Production- Supplies & Materials	571	1,886
Prototyping- Supplies & Materials	5,414	19,861
Link Bot R&D Expense		14,413
Total Prototyping- Supplies & Materials	**5,414**	**34,273**
Total Supplies & Materials +	**8,059**	**38,729**
Taxes & Licenses	1,204	4,155
Travel	489	9,732
Unapplied Cash Bill Payment Expense		10
Uncategorized Expense	3,704	146
Utilities	4,376	5,811
Total Expenses	176,694	638,743
Net Operating Income	(125,105)	(557,604)
Other Income		
Cash Back Rewards		0
Covid Relief Income		5,000
Other Miscellaneous Income	192	
Total Other Income	**192**	**5,000**

Other Expenses		
Amortization	1,580	
Depreciation	3,794	
Exchange Gain or Loss	(80)	1
Total Other Expenses	**5,294**	**1**
Net Other Income	**(5,102)**	**4,999**
Net Income	**(130,207)**	**(552,606)**

Friday, Apr 29, 2022 11:05:29 AM GMT-7 -
Accrual Basis

CERTIFICATION

I, Sean Hacking, Principal Executive Officer of Hacking Labs, hereby certify that the financial statements of Hacking Labs included in this Report are true and complete in all material respects.

Sean Hacking

CEO